650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 15, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Stephen Krikorian
Melissa Walsh
Maryse Mills-Apenteng
Matthew Crispino

Re:	SouFun Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 3, 2013
File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a telephone conference with the Staff noted above as well as Staff from the Office of the Chief Accountant on October 29, 2013, and set forth in the Staff’s letter dated October 31, 2013 relating to the Company’s annual report on Form 20-F referenced above (the “20-F”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is requesting confidential treatment for selected portions of this letter, including pursuant to the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, Page 61

1.	We note from your response to our prior comment 2 that the debt was incurred to satisfy the operating needs of the Company and its offshore subsidiaries outside of the PRC, including property acquisitions, dividend payments and other operational expenses. Please expand your discussion and analysis to explain and quantify the dollar amount for each of these uses.

Response:

In response to the Staff’s comment, the Company intends to include such quantitative information in its future Form 20-F filings. Supplementally, the Company sets forth below a breakdown of the uses of the proceeds from its U.S. dollar denominated loans outstanding as of December 31, 2012.

Use of Proceeds	Amount
(US$’000)
Payment of dividends	273,226
Acquisition of building	60,750
Other (interest expenses and taxes)	13,722

Total	347,698

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

2.	We note from your response to our prior comment 3 that you do not expect to experience any material difficulty in obtaining approval to convert additional amounts of Renminbi into U.S. dollars. Please tell us whether you believe such approval would be perfunctory. In your response, address the reasons why approval has not been obtained to covert the equivalent Renminbi necessary to satisfy the debt obligations and whether you have been denied approval in the past. To the extent conversion is not perfunctory, please disclose the amounts for which you have obtained approval to convert to U.S. dollars and the risks of not obtaining approval for the remaining amounts.

Response:

The Company wishes to clarify that, under existing People’s Republic of China (“PRC”) foreign exchange regulations, enterprises in the PRC with foreign shareholders generally may convert Renminbi (“RMB”) into U.S. dollars for the purposes of paying dividends to foreign shareholders without the prior approval of the PRC State Administration of Foreign Exchange and its competent local branches (“SAFE”) or any other PRC government authority by complying with certain procedural requirements (which are perfunctory). The Company believes that it would have been able to convert and dividend the RMB-denominated accumulated profits of its PRC subsidiaries (the “WFOEs”) to its non-PRC entities as needed by following such procedural requirements had it elected to do so. Under PRC law, the WFOEs may only pay dividends out of their respective accumulated profits as determined under PRC accounting standards and regulations. In addition, each WFOE is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. As of December 31, 2012, the WFOEs had aggregate accumulated profits (net of amounts set aside as reserve funds) of RMB2,338.2 million ($355.9 million) as reflected in the statutory financial statements of the WFOEs. The Company has not previously caused its WFOEs to convert the equivalent RMB necessary to satisfy its debt obligations primarily for tax planning reasons, as any dividends paid by the WFOEs would have been taxed at a rate of 10.0% in the absence of any preferential treatment.

In September 2013, Bravo Work Investments Limited (“Bravo Work”), an intermediary holding company incorporated in Hong Kong and wholly owned by the Company, obtained approvals from a competent local branch of the PRC State Administration of Taxation (“SAT”), pursuant to which dividends received by Bravo Work from two of its WFOEs, Beijing SouFun Network Technology Co., Ltd. and SouFun Media Technology (Beijing) Co., Ltd. (collectively, the “Approved WFOEs”), are taxed at a preferential rate of 5.0% for a three-year period from 2013 to 2015. This preferential tax holiday was granted pursuant to the Mainland and Hong Kong Special Administrative Region Arrangement on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Avoidance of Double Taxation Arrangement”). The Company controls all but one of its variable interest entities (“VIEs”) through the Approved WFOEs. Based on the SAT approvals, the Company elected to have the Approved WFOEs convert RMB500 million of accumulated profits into U.S. dollars and pay such amount as dividends to Bravo Work. In the absence of the SAT approvals, such dividends would have been taxed at a higher rate of 10.0%. The Company supplementally clarifies that the approval for the conversion of RMB500 million referred to in its September 11, 2013 response to the Staff’s prior comment 2 are the same SAT approvals. The SAT approvals are valid from 2013 to 2015 and do not have a limit of RMB500 million.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

Details of the Avoidance of Double Taxation Arrangement are set forth in “Item 10. Additional Information—D. Exchange Control” of the 20-F.

3.	We note from your response to our prior comment 3 that you have obtained an approval for the conversion of RMB500 million and that your borrowings are secured by letters of credit, which are in turn secured by your Renminbi bank deposits. We further note on page 22 that you must obtain approval to convert currencies for the repayment of principal of the loans. It appears that using the Renminbi bank deposits, through letters of credit, to satisfy a demand to repay your U.S. dollar denominated bank loans would mean that you would not obtain SAFE approval for the conversion of Renminbi to repay the outstanding principal. Please describe to us any legal risks and uncertainties associated with the potential application of your Renminbi bank deposits to satisfy your outstanding bank loans, and how you have disclosed or considered disclosure of any material risks and uncertainties.

Response:

The Company advises the Staff that it cannot elect to apply its pledged RMB bank deposits to satisfy a demand to repay its U.S. dollar denominated bank loans. However, if the Company fails to satisfy a demand by any lender to repay its U.S. dollar denominated bank loans, the bank that issued the corresponding letters of credit for the benefit of the lender would have the right to foreclose on the pledged RMB bank deposits, which would not require SAFE approval. As such, the Company does not believe there are any material legal risks or uncertainties associated with the potential application of its RMB bank deposits to satisfy its outstanding bank loans. The Company supplementally notes that, as indicated in its September 11, 2013 response to the Staff’s prior comment 14, such pledged RMB bank deposits are not available for withdrawal or the Company’s general use until after the corresponding bank loans are repaid. Therefore, the Company does not expect that the application of its RMB bank deposits to satisfy its outstanding bank loans would have a material impact upon its working capital and liquidity.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

Notwithstanding the foregoing, based on the SAT approvals that Bravo Work received in September 2013, the Company elected to have the Approved WFOEs convert RMB500 million of accumulated profits into U.S. dollars and pay such amount as dividends to Bravo Work. As of December 31, 2012, the Approved WFOEs had accumulated profits (net of amounts set aside for reserve funds) of RMB1,763.0 million ($268.4) million as reflected in the statutory financial statements of the WFOEs. As of September 30, 2013, the Approved WFOEs had cash, cash equivalents and marketable securities of the RMB664.0 million ($108.0 million) and restricted cash of RMB204.0 million ($33.2 million). In the future, pursuant to the same approvals received by Bravo Work, the Approved WFOEs could elect to convert additional accumulated profits to U.S. dollars to pay dividends to Bravo Work.

The Company supplementally advises the Staff it does not need to obtain approval to convert currencies for the repayment of its U.S. dollar-denominated loans. As disclosed on page 22 of the 20-F, under applicable PRC law, RMB is freely convertible to foreign currencies with respect to “current account” transactions, but foreign exchange transactions under the capital account are subject to limitations and require approvals from or registration with SAFE. These current account and capital account transactions refer to transactions of the WFOEs. Current account transactions include, among others, payments of dividends and capital account transactions include, among others, repayments of the principal of loans. The borrowers of the Company’s U.S. dollar denominated loans are non-PRC subsidiaries of the Company, and their repayment of the loans are not subject to the restrictions on the WFOE’s capital account transactions.

4.	We note your response to our prior comment 5. Please provide us with a copy of your agreements related to your bank borrowings and related letters of credit.

Response:

The Company has enclosed with the courtesy copy of this letter a copy of the loan agreements. Summary English translations of the letters of credit which are in Mandarin, as permitted by Form 20-F and Rule 12b-12(d), will be provided under separate cover to the Staff listed in the Staff’s comment letter as soon as such summary translations are completed.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation, page F-13

5.	We note and continue to consider your responses to our prior comments 7, 8, 11 and 16.

Response:

The Company will consider any further requests for information from the Staff when they are forthcoming.

6.	Please tell us whether the rights of General Atlantic and the Apax Entities to nominate directors of the Company are also rights to have such persons appointed to the Company’s Board of Directors. If General Atlantic and the Apax Entities only have rights to nominate directors, please tell us what would happen if their nominees are not appointed under the investor’s rights agreement among the Company, General Atlantic, the Apax Entities and the other parties thereto.

Response:

Sections 3.1 and 3.2 of the Investor Rights Agreement dated August 13, 2010 (the “Investor Rights Agreement”) by and among General Atlantic Mauritius Limited, a Mauritius private company limited by shares (the “General Atlantic”), Hunt 7-A Guernsey L.P. Inc (“Apax 7-A”), Hunt 7-B Guernsey L.P. Inc (“Apax 7-B”) and Hunt 6-A Guernsey L.P. Inc (“Apax 6-A” and, together with Apax 7-A and Apax 7-B, collectively, the “Apax Entities”), Next Decade Investments Limited, a limited liability company incorporated in the British Virgin Islands (“Next Decade”), Media Partner Technology Limited, a limited liability company incorporated in the British Virgin Islands (“Media Partner”) and Digital Link Investments Limited, a limited liability company incorporated in the British Virgin Islands (“Digital Link” and, together with Next Decade and Media Partner, the “Existing Shareholder Entities”) provide that the Company will “cause to be appointed to its Board of Directors” a designee of General Atlantic and a designee of the Apax Entities and that the Existing Shareholder Entities are required to vote shares of the Company’s capital stock held by them to effect such appointments. These rights are in addition to the right set forth in Section 3.1 to nominate such persons to serve on the Board of Directors of the Company (the “Board”).

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

To the extent that the Company breached its obligations to appoint the General Atlantic and Apax Entities directors, Section 3.2 of the Investor Rights Agreement requires the Company use its reasonable best efforts to (i) include the General Atlantic and Apax Entities nominees on the slate recommended by for approval of the Company’s shareholders by the Board, (ii) vote proxies it holds (absent a specific instruction to the contrary by the shareholder) and (iii) cause its officers to vote the proxies they hold in favor of the election of the General Atlantic and Apax Entities nominees. In the event that the General Atlantic and Apax Entities nominees were not elected, the Investor Rights Agreement is governed by the laws of the State of New York and the parties have agreed to have any disputes heard by any federal or state court sitting in the State of New York and could seek specific performance thereunder. Notwithstanding the foregoing, the Investor Rights Agreement does not include a specific proxy from the Existing Shareholder Entities to General Atlantic and the Apax Entities or the Company to vote shares in favor of the General Atlantic and Apax Entities nominees.

The rights of General Atlantic and the Apax Entities to nominate and cause the election of a person designated by each of them to the Board expire with respect to each such person at the time that such investor group (General Atlantic or the Apax Entities, as the case may be) hold less than 10% of the outstanding Class A Ordinary Shares of the Company.

As noted in the Company’s September 11, 2013 response to the Staff’s Comment No. 7, pursuant to Section 58 of the Company’s Fifth Amended and Restated Articles of Association (the “Articles”), holders of 20% or more of the Company’s outstanding share capital are entitled to call an annual or extraordinary general meeting of shareholders. As of September 30, 2013, General Atlantic and the Apax Entities held an aggregate of 30.7% of the outstanding share capital of the Company and would be entitled to call such a meeting in the event that the Company failed to cause the election of the General Atlantic and Apax Entities directors as required by the Investor Rights Agreement.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

7.	Please tell us when and how the persons other than the representatives of General Atlantic and the Apax Entities, including Messrs. Mo and Dai, came to be members of the Company’s Board of Directors.

Response:

In addition to Jeff Xuesong Leng and Thomas Nicholas Hall, the respective representatives of General Atlantic and the Apax Entities, the Board consists of Mr. Mo, Mr. Dai, Quan Zhou, Shan Li, Qian Zhao and Sam Hanhui Sun. Mr. Mo is the Company’s founder and has served as executive chairman of the Board since 1999. The following persons were nominated to the Company’s Board of Directors as follows:

Director	Nominated by	Date Joined Board

Vincent Mo	Self	August 1999

Richard Dai	Mr. Mo	September 2010

Quan Zhou	IDG – in connection with investment in Company	August 1999[1]

Shan Li	Self – in connection with investment in Company	August 1999

Jeff Xuesong Leng	General Atlantic	September 2010

Thomas Nicholas Hall	Apax Entities	September 2010

Qian Zhao	Messrs. Mo, Quan Zhou and Shan Li	September 2010

Sam Hanhui Sun	Messrs. Mo, Quan Zhou and Shan Li	September 2010

Biographies for each member of the Board of Directors were set forth in the section captioned “Item 6. Directors, Senior Management and Employees” of the 20-F.

[1]	The Company notes that it incorrectly stated that Quan Zhou has been a director of the Company since 2000 in certain of its previous SEC filings. The Company will correct the disclosure in its future Form 20-F filings.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

8.	Please describe how the Company’s directors are nominated to fill a vacancy and how an annual or special meeting of the shareholders to elect directors can be called by the Board of Directors, the Chairman and shareholders under the Company’s Articles of Association.

Response:

Under the Articles, a director may be appointed and removed by way of an ordinary resolution of the shareholders, which requires a simple majority of votes cast by such shareholders at a shareholder meeting. The Articles do not permit shareholders to cumulate votes for directors, so a shareholder holding a majority of the outstanding shares can appoint all of the Company’s directors. Thus, Mr. Mo can nominate a majority of the directors, other than those nominated by persons with contractual rights to do so. The Company has not implemented any formal process to preclude Mr. Mo from exercising his powers to nominate directors; however, Mr. Mo’s discretion to nominate his choices for directors is constrained by the requirements of the New York Stock Exchange (“NYSE”) listing rules and Rules 10A-3 and 10C promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, Mr. Mo would be required to forego the benefit of a liquid, NYSE traded securities if he unilaterally nominated directors who did not meet the SEC’s and NYSE’s applicable definitions for independence.

Pursuant to Section 58 of the Articles, an annual or extraordinary general meeting of shareholders may be called by the Board or the chairman of the Board, which position Mr. Mo currently serves. Any person or persons holding more than 20% of the share capital of the Company is entitled to request that the Company call such a shareholders’ meeting and to call the meeting himself in the event that the Company does not call such a meeting within 45 days of his or her request. Shareholders of the Company may not act by written consent to elect or remove directors. A quorum for a general or special meeting of shareholders is one third of the outstanding share capital of the Company present in person or by proxy.

In addition, under the Articles, the office of a director shall be vacated if the director:

(a)	resigns his office by notice in writing delivered to the Company or tendered at a meeting of the Board;

(b)	becomes of unsound mind or dies;

(c)	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated;

(d)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(e)	is prohibited by law from being a director; or

(f)	ceases to be a director by virtue of any law of the Cayman Islands or is removed from office pursuant to the Articles.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

Section 86(3) of the Articles provides that the Board may appoint a person to fill any vacancy created on the Board and that person shall hold such office until the next annual general meeting and thereafter is eligible for re-election.

The Articles also do not preclude a shareholder from making a nomination from the floor at a special or annual general meeting of shareholders.

9.	Please advise if there are any business or family relationships between Mr. Mo and any of the other directors, other than the family relationship with Mr. Dai disclosed in the Form 20-F.

Response:

As noted in the Company’s September 11, 2013 response to the Staff’s Comment No. 7, Mr. Mo, Shan Li and Quan Zhou are directors of Wall Street Global Training Center, Inc., a New York not-for-profit corporation that has provided training services to the Company. Mr. Dai is Mr. Mo’s nephew and they have invested together in a number of entities. The Company confirms to the Staff that Mr. Mo does not have any business or family relationships with any members of the Board other than disclosed above.

10.	Please tell us how the Nominating Committee of the Company’s Board of Directors acts to nominate independent members of the Board. Please also note whether Mr. Mo has the power to vote shares of the Company’s capital stock he controls against persons recommended for election by the Nominating Committee.

Response:

The Board’s Nominating and Governance Committee operates pursuant to a charter most recently amended and restated in May 2013. Pursuant to its charter, the Nominating and Governance Committee recommends persons to the Board for inclusion on the Board’s slate for election to the Board at special or annual general meetings of shareholders. The Nominating and Governance Committee is currently composed of Mr. Mo, Shan Li and Qian Zhao. The Nominating and Governance Committee does not have a formal procedure for identification of individual candidates for director and has not conducted a search for nominees during the time that the Company has been subject to the reporting requirements of the Exchange Act or NYSE listing rules. Pursuant to its charter, the Nominating and Governance Committee considers the following nominating criteria with respect to a given nominee:

“In evaluating candidates for nomination to the Board, the Committee shall take into account the applicable requirements for directors under the Exchange Act and the rules and standards of the NYSE. The Committee may take into consideration such other factors and criteria as it deems appropriate in evaluating a candidate, including his or her judgment, skill, integrity, diversity, and business or other experience. The Committee may (but is not required to) consider candidates suggested by management or other members of the Board.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

In evaluating candidates for nomination to committees of the Board, the Committee shall take into account the applicable requirements for members of committees of boards of directors under the Exchange Act and the rules and standards of the NYSE. The Committee also shall take into consideration the factors and requirements set forth in the charter of such committee, if any. The Committee may take into consideration such other factors or criteria that the Committee deems appropriate in evaluating a candidate, including his or her judgment, skill, integrity, diversity, and business or other experience.”

Other than as may be required to fulfill his fiduciary duties under Cayman law, Mr. Mo may vote against the nomination of a given individual at the Nominating and Governance Committee level, as well as a member of the Board. In addition, other than with respect to his contractual obligations under the Investor Rights Agreement (which as an officer of the Company he would be required as a proxy holder to vote shares in accordance with Sections 3.1 and 3.2 of the Investor Rights Agreement), Mr. Mo is free to vote his shares for or against any nominee for the Board. As the Board composition has not changed since the Company’s September 2010 initial public offering, Mr. Mo has not exercised any rights regarding changes in the Board subsequent to that date.

Consistent with Section 99 of the Articles, a director who is an interested party in a transaction is obligated to provide notice of such interest the first meeting at which such interested transaction is considered by the Board. Once a director notifies the Board of Directors of his interest in a transaction, he is not required by Section 100 of the Articles to abstain from voting on the applicable transaction. However, the Company’s Audit Committee has policies and procedures for approval of related party transactions and Section 98 of the Company’s Articles requires the Audit Committee to approve transactions required to be disclosed as related party transactions pursuant to Item 7N of Form 20-F.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

11.	Please provide us with information about how the Board of Directors of the Company or one of its committees approves the annual budget and the operating budget and whether such annual budget and operating budget include specific budgets for the various VIE and WFOE entities.

Response:

The Board reviews and approves the Company’s annual budget for each year, which is proposed by management of the Company, generally in February of any given year. Management formulates monthly operating budgets in accordance with the annual budget approved by the Board. Such annual budget and operating budget do not include specific budgets for the various VIE and WFOE entities. Management reports to the Board on compliance with the annual and operating budgets on a quarterly basis. The Compensation Committee measures performance of management, including Mr. Mo, on the basis of key performance indicators based on the annual and operating budget. In the event that performance of any line of business lags the key performance indicators set by the Compensation Committee, management’s incentive compensation would be at risk. As noted in the Company’s September 11, 2013 response to the Staff’s Comment No. 7, instead of dividing and managing its business by legal entities, the Company manages its business by four product groups based on its target markets and revenue sources, including the new home product group, secondary and rental properties product group, home furnishing and improvement product group and research product group. Employees of different VIEs and WFOEs may belong to the same product groups. Consequently, the Company’s annual budget and operating budget include specific budgets for these four product groups, but not for the various VIE and WFOE entities. The annual budget and operating budget specify the revenue and profit targets and the planned expenditures for each product group, management and managers of the product groups make operating decisions, such as product development and pricing, sales and marketing and contract negotiations, based on and to implement the budgets. In essence, the Board has the overall authority and responsibility for managing the Company’s operations, including those of the VIE and WOFE entities, and entrusts day to day operations to management.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

12.	Please clarify whether Mr. Mo and/or Mr. Dai in their capacities as shareholders of the various VIE entities can elect to modify or terminate the powers of attorney granted by such entities to the Company’s WFOE entities. If so, please describe the circumstances under which such powers of attorney could be modified or terminated. Please describe if the powers of attorney can be transferred.

Response:

The Company respectfully advises the Staff that neither Mr. Mo or Mr. Dai in their capacities as shareholders of the various VIE entities can elect to modify or terminate the powers of attorney granted by such entities to the Company’s WFOE entities without the relevant WFOE entities’ written consent. Pursuant to the relevant shareholders’ proxy agreements, Mr. Mo and Mr. Dai have irrevocably granted a proxy to the relevant WFOE entities to exercise their rights as shareholders of the VIEs. In addition, pursuant to the proxy agreements, the relevant WFOE entities have the right to appoint persons to exercise the shareholder rights on their behalf.

13.	Please tell us whether the various VIE entities owned by Messrs. Mo and Dai make payments to the WFOE entities owned by the Company and the amounts and frequency of such payments. To the extent no payments are made, please clarify whether the WFOE entities hold accounts receivable due from the VIE entities and the amounts of such receivables as of December 31, 2012.

Response:

The Company advises the Staff that the VIE entities owned by Messrs. Mo and Dai do not make regular payments to the WFOE entities. Since 2011, the Company’s WFOE and VIE entities have provided services to the Company’s customers under two alternative arrangements for the provision of technical services, consulting services and advertising and Internet information release services. Under the first arrangement, the relevant WFOE and VIE enter into a three-party service agreement with their customer, with the WFOE performing the contracted technical and consulting services, primarily consisting of design, installation, debugging and maintenance of network and computer systems and database support, and the relevant VIE that has the required permits or licenses performing the contracted online advertising and Internet information release services. Under the second arrangement, the WFOE and VIE enter into two separate service agreements with their customer, with the WFOE’s agreement governing its technical and consulting services and the VIE’s agreement governing its online advertising and Internet information release services. In either case, a majority of the total service fees payable by the customer is paid to the WFOE for its technical and consulting services and the remainder of the fees payable is paid to the VIE for its advertising and Internet information release services. The fees received by the VIE are used to pay its costs and expenses.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

As indicated in its September 11, 2013 response to the Staff’s prior comment 12, the VIEs had no intercompany payable to the WFOEs for accrued service fees as of December 31, 2011 and 2012, whereas the service fees accrued and paid by the VIEs were US$774,000 and zero in 2011 and 2012, respectively. As of a result of the payments in 2011 and the service arrangements discussed above, the WFOE entities currently do not hold accounts receivable for accrued service fees due from the VIE entities. Going forward, if the Company determines that the cash retained by the VIEs substantially exceeds the level required for their operations, the Company may require the VIEs to transfer the excess cash to the WOFEs by charging them consulting fees or through other appropriate means.

14.	Please tell us what the aggregate cash balances at the VIE entities owned by Messrs. Mo and Dai were as of December 31, 2012. Please clarify whether the VIE entities have made any dividend payments to Messrs. Mo and Dai and what obligations, if any, Messrs. Mo and Dai have to provide such cash to the WFOE entities or the Company.

Response:

The Company’s VIE entities had aggregate cash and cash equivalents of $41.2 million and $41.7 million as of December 31, 2012 and September 30, 2013, respectively. In addition, the VIE entities had restricted cash of $391.4 million and $475.9 as of the same dates, respectively. The restricted cash consisted of the RMB bank deposits pledged to secure letters of credit securing the Company’s non-PRC U.S. dollar loans. The VIE entities have not made any dividend payments to Messrs Mo and Dai since the Company’s VIE structure was set up. Under the equity pledge agreements among Messrs. Mo and Dai, the WFOEs and VIEs, the WFOEs are entitled to collect dividends on the equity interests of the VIEs and Messrs. Mo and Dai are obligated to remit any dividends received by them to the WFOEs. The Company supplementally notes that under the operating agreements among Messrs. Mo and Dai, the WFOEs and VIEs, which are part of the Company’s VIE agreements, the VIEs and Messrs. Mo and Dai have each agreed not to enter into any transaction that would materially affect the assets, rights, obligations or operations of the VIEs without prior written consent of the WFOEs.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

15.	Please advise us what factors the Company considered in concluding that substantial economic and voting control over the VIEs had been transferred to the WFOEs.

Response:

The Company advises the Staff that it considered the following factors in concluding that substantial economic and voting control over the VIEs had been transferred to the WFOEs:

•	the ability of the Company through the WFOEs to exercise all the rights of VIEs’ shareholders pursuant to the exclusive call option agreement, the equity pledge agreement and the power of attorney (the rights to attend VIE shareholders’ meetings and to vote on all of the matters in VIEs that require shareholders’ approval);

•	the rights of the WFOE to absorb substantially all of the economic residual benefits pursuant to the exclusive technology services agreement;

•	the obligation of the WFOEs to fund all of the expected losses of VIEs pursuant to the loan agreement and a supplementary agreement;

•	the WFOE’s consolidation of the control over the VIEs at an operational level under the operating and shareholders’ proxy agreements, pursuant to which Mr. Mo and Mr. Dai granted proxies to the WFOEs to exercise their rights as shareholders of the VIEs;

•	payment of service fees by the VIEs to the WFOEs in respect of their provision of exclusive technical and consulting services to the VIEs, together with a pledge of the equity interests in the VIEs to the WFOEs to ensure compliance by the VIEs with the exclusive technical consultancy and services agreements between the WFOEs and VIEs;

•	advances by the WFOEs to Mr. Mo and Mr. Dai for them to make capital contributions to the VIEs; and

•	exclusive call options granted to WFOEs to become the registered holder of the equity interests in the VIEs at a cost equivalent to the advances to Mr. Mo and Mr. Dai, as and when permitted by PRC laws.

As a result, the Company has determined that the WFOEs were the primary beneficiary of VIEs. The Company also concluded that its right to remove the shareholders of the VIEs provides incremental evidence of control over VIEs and serves as another mechanism whereby WFOEs could enforce their decisions with regards to the activities of VIEs that most significantly impacts their economic performance.

The Company believes that the equity interest of Messrs. Mo and Dai as shareholders in the VIEs is irrelevant, as they do not have actual decision-making power over the VIEs.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

16.	Please clarify how various portions of the Company’s aggregate operating budget are allocated to each VIE entity and who determines what business is undertaken by each VIE.

Response:

As indicated in the Company’s response to the Staff’s Comment No. 11 above, the Company’s annual budget and operating budget include specific allocations for each of the Company’s four product groups, but not for each VIE entity. Similarly, the Company manages its business by its four product groups as opposed to by its subsidiaries and VIEs. The relevant managers and employees of each product group are given different levels of authority with respect to the day-to-day operations of the product group. New services and products and material business generally require approval by the relevant management members of the product groups, management of the Company, executive chairman of the Board or the Board, depending on the nature of the business and the amount involved. Related-party transactions of $500,000 or more require the approval of the Company’s Audit Committee.

17.	What controls are in place to limit risk to nonaffiliated shareholders if Messrs. Mo and Dai breach the VIE agreements or act in a manner that is in their personal interests but not in the interests of the nonaffiliated shareholders with respect to the VIE entities?

Response:

The Company has adopted a Code of Business Conduct and Ethics (the “Code”), which, among others, requires every employee, director and officer of the Company to act honestly and ethically, to act in the best interest of the Company instead of personal interest or gain, and to avoid any actual or perceived conflict of interest. Each employee, officer and director is required to promptly report to Sam Hanhui Sun, chairman of the Company’s Audit Committee, and the internal audit department any information s/he may have concerning evidence of a violation of the Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

The Company’s Audit Committee is responsible for, among others, (i) reviewing on a regular basis management’s assessment (and the basis therefore) of the adequacy and effectiveness of the Company’s system of disclosure controls and procedures, (ii) reviewing and approving or prohibiting all proposed related-party transactions of $500,000 or more, as defined in Item 404 of Regulation S-K, and (iii) monitoring compliance with and reviewing, and approving or prohibiting, actual and potential conflicts with the Code, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

18.	What motivations do Messrs. Mo and Dai have to avoid self-interested transactions at the VIE level.

Response:

The Company respectfully advises the Staff that Messrs. Mo and Dai have, among others, the following motivations to avoid self-interested transactions at the VIE level. Messrs. Mo and Dai do not enjoy the economic benefits of their ownership of the VIE entity shares. They have agreed to cede their voting and economic rights to the WFOEs and have no individual control over the VIE entities other than as a result of their status as officers or managers of the WFOEs. As a result, Messrs. Mo and Dai would not be better off if they breached the terms of the VIE agreements. In addition, they enjoy a liquid market for the sale of their shares of the Company’s stock, as well as the ability to value such shares, which are not available if the Company were a private company or with respect to the shares of the VIE entities. By virtue of their being shareholders of the Company, and in Mr. Mo’s case, a major shareholder of the Company, Messrs. Mo and Dai indirectly benefit from the advantages enjoyed by the Company as a public company, including better access to capital, brand recognition and the ability to use equity as incentive to attract talents and pay for acquisitions. Potential legal liability, reputational damage, negative economic impact and the inability to gain access to capital markets would serve as material incentives for them to avoid self-interested transactions. Finally, the Company notes that even though Mr. Mo directly and indirectly owns 80% of the equity interests in substantially all of the VIE entities, the value of Mr. Mo’s equity interests in the VIEs is substantially less than his ownership interest in the Company’s shares at fair market value because (i) the Company’s business is divided and managed by four product groups as opposed to by legal entities and VIEs rely on the WFOEs to provide technical consulting and related services in the product groups, and (ii) a substantial portion of the Company’s assets are held by the WFOEs and non-PRC subsidiaries. Recreating a new set of legal entities with the applicable licenses, infrastructure and access to capital markets, which would be required for Messrs. Mo and Dai to compete with the Company through the VIEs would be substantial and take years to rebuild.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

19.	Please tell us how the determination was made to issue to Mr. Mo and his affiliates, including Next Decade and Media Partner, Class B Ordinary Shares with greater voting rights than Class A Ordinary Shares.

Response:

Prior to the Company’s initial public offering, a substantial majority of the Company’s outstanding shares were controlled by private equity and venture capital funds. Mr. Mo believed that the interests of these shareholders as financial investors were not entirely aligned with the long-term interests of the Company. Instead, he believed that, as the founder and a significant shareholder of the Company, he understood best the Company’s business and his interests were most aligned with the long-term interests of the Company. As a result, he proposed to the other shareholders of the Company at the time and General Atlantic and the Apax Entities, which were considering purchasing ordinary shares of the Company from Telstra International Holdings Limited, that he be issued Class B Ordinary Shares with greater voting rights than Class A Ordinary Shares. The other shareholders and General Atlantic and the Apax Entities agreed and consequently the Company adopted the dual-class share structure and issued Class B ordinary shares to Next Decade and Media Partner.

20.	Please tell us what percent of shares and voting power were held by persons who are not the Company’s officers, directors or their affiliates as of a recent date.

Response:

As of October 31, 2013, 32.8% of the Company’s outstanding ordinary shares, representing 8.9% of the total voting power of the Company’s shares, were held by persons who were not the Company’s officer, directors or their affiliates.

21.	Please tell us under what circumstances the Company or its WFOEs are required to or may elect to purchase the equity or net assets of the VIE entities and how the purchase price would be determined.

Response:

The Company respectfully advises the Staff that Messrs. Mo and Dai cannot require the Company and its WFOEs to purchase the equity or net assets of the VIE entities under any circumstances. Instead, the Company and its WFOEs have the right, at their discretion to purchase Messrs. Mo’s and Dai’s respective equity interests in the VIE entities at a price equivalent to the historical cost of such equity interests when permitted by PRC law. Under the loan agreements among Mr. Mo and Mr. Dai and the relevant WFOEs, which are part of the VIE agreements, Mr. Mo and Mr. Dai are required to apply the purchase price received by them to repay the relevant loans from the WFOEs. If the applicable law requires a different price, to the extent that Mr. Mo or Mr. Dai receives any profits or gains from the sale of their respective equity interests in the VIE entities, such profits or gains must be paid back to the relevant WFOEs or a person designated by such WFOEs. There are no mandatory requirements on how the purchase price should be determined under existing PRC law.

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

22.	Do the Company or its WFOEs have the right to replace the nominees or shareholders of the various VIE entities and under what circumstances could such replacement be made. If the Company or its WFOE entities were to replace the nominees or shareholders, what payments would be due to the former nominees and shareholders.

Response:

Pursuant to the relevant shareholders’ proxy agreements among the WFOEs, the VIEs and the direct shareholders of the VIEs, the Company and its WFOEs have the right to replace the nominees or shareholders of the VIE entities at any time so long as they are permitted to do so under PRC law. As disclosed in the 20-F, PRC law imposes various restrictions on foreign ownership of Internet and advertising businesses in China, which was the reason why the Company adopted its current VIE structure. However, PRC law would enable the Company to exercise its rights to replace Mr. Mo and Mr. Dai with any other PRC citizens or non-foreign owned PRC companies at any time. The Company has been advised by PRC counsel that the shareholders’ proxy agreements are valid and binding upon the parties thereto under PRC law.

As noted in the response to the Staff’s Comment No. 21 above, Mr. Mo and Mr. Dai have granted the Company exclusive call options to purchase their respective equity interests in the VIE entities at a price equivalent to the historical cost of such equity interests. Under the loan agreements among Mr. Mo and Mr. Dai and the relevant WFOEs, Mr. Mo and Mr. Dai are required to apply the purchase price received by them to repay the relevant loans from the WFOEs. If the applicable law requires a different price, to the extent that Mr. Mo or Mr. Dai receives any profits or gains from the sale of their respective equity interests in the VIE entities, such profits or gains must be paid back to the relevant WFOEs or a person designated by such WFOEs. Consequently, the former nominees and shareholders would not be able to retain any payment made to them. As a result, Messrs. Mo and Dai have no economic interest in terminating their relationship with the VIE entities, as the WFOEs would be entitled to force Messrs. Mo and Dai to disgorge any benefits of such transactions.

* * * * *

Staff of the Securities and Exchange Commission

Re: SouFun Holdings Limited

November 15, 2013

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact Barry E. Taylor at (650) 849-3329 of this firm or me at (650) 320-4509.

Sincerely yours,

/s/ Julia Reigel Julia Reigel

cc:	SouFun Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Barry E. Taylor
Kefei Li

Ernst & Young Hua Ming LLP
Eric Li
Kay Deng